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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                    FORM 6-K

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                            REPORT OF FOREIGN ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                      REPORT ON FORM 6-K DATED January 18, 2011

                        Commission File Number: 000-51183

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                          SHAMIR OPTICAL INDUSTRY LTD.
                 (Translation of Registrant's Name Into English)

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                      Kibbutz Shamir, Upper Galilee, 12135
                    (Address of principal executive offices)

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     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                        Form 20-F [X]   Form 40-F [_]

     (Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                              Yes [_]   No [X]

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-_______)

This report on Form 6-K is hereby incorporated by reference into the registration statements on Form S-8 filed by the Registrant with the Securities and Exchange Commission on September 28, 2006 (File No. 333-137628), on
September 10, 2007 (File No. 333-137628) and on September 10, 2008 (File No.
333-153396).

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                   Shamir Optical Industry Ltd.
                                   (Registrant)

Date: January 18, 2011
                                      By:  /s/ David Bar-Yosef
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                                           David Bar-Yosef, Advocate
                                           General Counsel

Investor Relations Contacts:
Roni Gavrielov                           Jeffrey Goldberger/Marybeth Csaby
KM / KCSA Investor Relations             KCSA Strategic Communications
+972-3-516-7620                          212-896-1249/212-896-1236
roni@km-ir.co.il                         jgoldberger@kcsa.com / mcsaby@kcsa.com

                          SHAMIR OPTICAL INDUSTRY LTD.
                          ANNOUNCES RECEIVING A LAWSUIT

     KIBBUTZ SHAMIR, ISRAEL, JANUARY 18, 2011, Shamir Optical Industry Ltd.
(Nasdaq: SHMR) ("SHAMIR"), a leading provider of innovative products and technology to the ophthalmic lens market, today announces that Shamir and Inray
Ltd., its partly owned subsidiary, were served with a lawsuit by Dymotech Ltd.,
Shamir's co-shareholder in Inray Ltd. The lawsuit was filed with the Central
District Court, located in Petach-Tikva, Israel.

     The claim alleges, among others, that Shamir illegally used the intellectual property of the Technion Israel Institute of Technology to seek unjust enrichment. In addition to the request for an order to pay damages and other monetary orders, Dymotech requested a restraining order against future use of its alleged intellectual property. The total amount claimed (limited for court filing fee purposes) is NIS 100 million (approximately US$ 28.17 million based on the January 14, 2011 representative rate of exchange).

     Shamir is reviewing and assessing the lawsuit and is unable, at this preliminary stage, to evaluate, with any degree of certainty, the probability of success of the lawsuit or the range of potential exposure.

ABOUT SHAMIR

     Shamir is a leading provider of innovative products and technology to the spectacle lens market. Utilizing its proprietary technology, the company develops, designs, manufactures, and markets progressive lenses to sell to the ophthalmic market. In addition, Shamir utilizes its technology to provide design services to optical lens manufacturers under service and royalty agreements.
Progressive lenses are used to treat presbyopia, a vision condition where the eye loses its ability to focus on close objects. Progressive lenses combine several optical strengths into a single lens to provide a gradual and seamless transition from near to intermediate, to distant vision. Shamir differentiates its products from its competitors' primarily through lens design. Shamir's leading lenses are marketed under a variety of trade names, including Shamir
Creation(TM), Shamir Piccolo(TM), Shamir Office(TM), Shamir Autograph(TM),
Shamir Attitude(TM) and Shamir Smart(TM). Shamir believes that it has one of the world's preeminent research and development teams for progressive lenses, molds, and complementary technologies and tools. Shamir developed software dedicated to the design of progressive lenses. This software is based on Shamir's proprietary mathematical algorithms that optimize designs of progressive lenses for a variety of activities and environments. Shamir also has created software tools specifically designed for research and development and production requirements, including Eye Point Technology software, which simulates human vision.

SAFE HARBOR STATEMENT

     STATEMENTS CONCERNING AND ASSUMPTIONS MADE OR EXPECTATIONS AS TO ANY FUTURE
EVENTS, CONDITIONS, PERFORMANCE OR OTHER MATTERS, ARE "FORWARD-LOOKING
STATEMENTS" AS THAT TERM IS DEFINED UNDER U.S. FEDERAL SECURITIES LAWS.
FORWARD-LOOKING STATEMENTS ARE SUBJECT TO VARIOUS RISKS, UNCERTAINTIES AND OTHER
FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE STATED
IN SUCH STATEMENTS. THESE RISKS, UNCERTAINTIES AND FACTORS INCLUDE, BUT ARE NOT
LIMITED TO THE FACTORS DETAILED IN SHAMIR'S FILINGS WITH THE SECURITIES AND
EXCHANGE COMMISSION. SHAMIR ASSUMES NO OBLIGATION TO UPDATE THE INFORMATION IN
THIS RELEASE.

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